SCHEDULE A


     Fees payable to the Portfolio Manager pursuant to paragraph 5 hereof shall be at the following annual rates for each Fund:

AZL Jennison 20/20 Focus Fund      First $100 million                 0.55%
                                   Next $400 million                  0.45%
                                   Next $500 million                  0.40%
                                   Greater than $1 billion            0.35%

The management fee shall be accrued and paid to the Portfolio Manager as provided in Section 5 of the Porfolio Management Agreement.

Acknowledged:

ALLIANZ INVESTMENT                    JENNISON ASSOCIATES LLC
MANAGEMENT LLC



By:  /s/ Brian Muench                 By:  /s/ Stuart Parker
    _______________________                 ______________________

Name:  Brian Muench                   Name:  Stuart Parker
Title:  Vice President                Title:  VP-Head of Retail



                                                    Updated:  November 24, 2008